UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. )1

Dole plc

(Name of Issuer)

Ordinary Shares, $0.01 par value per share

(Title of Class of Securities)

G27907107

(CUSIP Number)

JAN BARTA

Na bateriich 104/35

Brevnov, 162 00 Prague 6

Czech Republic

RYAN NEBEL

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 17, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G27907107

1	NAME OF REPORTING PERSON

JAN BARTA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CZECH REPUBLIC
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,961,420
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,961,420
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,961,420
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.2%
14	TYPE OF REPORTING PERSON

IN

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CUSIP No. G27907107

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Ordinary Shares, $0.01 par value per share (the “Shares”), of Dole plc, a company incorporated under the laws of Ireland (the “Issuer”). The address of the principal executive offices of the Issuer is 29 North Anne Street, Dublin 7, D07 PH36, Ireland.

Item 2.	Identity and Background.

(a)       This statement is filed by Jan Barta with respect to the Shares directly and beneficially owned by him. Mr. Barta is also referred to herein as the “Reporting Person.”

(b)       The address of the principal office of the Reporting Person is Na bateriich 104/35, Brevnov, 162 00 Prague 6, Czech Republic.

(c)       The principal occupation of the Reporting Person is serving as Chairman of the supervisory board of Pale Fire Capital SE, a private equity firm based in the Czech Republic.

(d)       The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       The Reporting Person has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       The Reporting Person is a citizen of the Czech Republic.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by the Reporting Person were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 4,961,420 Shares beneficially owned by the Reporting Person is approximately $61,084,728, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Person purchased the Shares based on the Reporting Person’s belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Person, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Person may endeavor to increase or decrease his position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Person may deem advisable.

The Reporting Person intends to engage in communications with the Issuer’s Board of Directors (the “Board”), management team and other third parties regarding means to enhance shareholder value.

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CUSIP No. G27907107

The Reporting Person does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to his investment in the Issuer as he deems appropriate including, without limitation, engaging in additional communications with management and the Board of the Issuer, engaging in discussions with shareholders of the Issuer or third parties, including potential acquirers and service providers about the Issuer and the Reporting Person’s investment, making proposals to the Issuer concerning changes to the capital allocation strategy, capitalization, ownership structure, including a sale of the Issuer as a whole or in parts, Board structure (including Board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of his Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing his intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)       The aggregate percentage of Shares reported owned by the Reporting Person is based upon 94,877,706 Shares outstanding as of December 31, 2021, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 22, 2022.

As of the date hereof, the Reporting Person beneficially owned 4,961,420 Shares, constituting approximately 5.2% of the Shares outstanding.

(b)       The Reporting Person has the sole power to vote or direct the vote of and the sole power to dispose or direct the disposition of the Shares owned by him.

(c)       Schedule A annexed hereto lists all transactions in securities of the Issuer by the Reporting Person during the past 60 days. All of such transactions were effected in the open market unless otherwise noted therein.

(d)       No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than as described herein, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Not applicable.

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CUSIP No. G27907107

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 29, 2022
/s/ Jan Barta
Jan Barta

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CUSIP No. G27907107

SCHEDULE A

Transactions in Securities of the Issuer During the Past 60 Days

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Security($)	Date of Purchase/Sale

JAN BARTA

Purchase of Ordinary Shares	15,500	12.5150	04/18/2022
Purchase of Ordinary Shares	7,200	12.7210	04/19/2022
Purchase of Ordinary Shares	23,821	12.8511	04/20/2022
Purchase of Ordinary Shares	58,872	12.0481	04/26/2022
Purchase of Ordinary Shares	123,500	12.0501	04/28/2022
Purchase of Ordinary Shares	22,362	12.0710	04/29/2022
Purchase of Ordinary Shares	27,966	11.9687	05/02/2022
Purchase of Ordinary Shares	41,600	12.0209	05/02/2022
Purchase of Ordinary Shares	250	12.0300	05/02/2022
Purchase of Ordinary Shares	7,444	12.1531	05/03/2022
Purchase of Ordinary Shares	12,549	12.0556	05/04/2022
Purchase of Ordinary Shares	17,217	11.9910	05/05/2022
Purchase of Ordinary Shares	1,200	11.8814	05/05/2022
Purchase of Ordinary Shares	8,500	11.6975	05/06/2022
Purchase of Ordinary Shares	11,600	11.7993	05/06/2022
Purchase of Ordinary Shares	6,600	11.8099	05/06/2022
Purchase of Ordinary Shares	45,420	11.5425	05/09/2022
Purchase of Ordinary Shares	10,056	11.4646	05/09/2022
Purchase of Ordinary Shares	7,048	11.0038	05/11/2022
Purchase of Ordinary Shares	38,642	10.9251	05/11/2022
Purchase of Ordinary Shares	18,626	10.9058	05/12/2022
Purchase of Ordinary Shares	9,200	11.0174	05/18/2022
Purchase of Ordinary Shares	26,830	10.8956	05/19/2022
Purchase of Ordinary Shares	31,512	10.8663	05/20/2022
Purchase of Ordinary Shares	118,441	9.9133	05/24/2022
Purchase of Ordinary Shares	33,821	9.8477	05/24/2022
Purchase of Ordinary Shares	122,162	9.9612	05/24/2022
Purchase of Ordinary Shares	46,008	9.9269	05/24/2022
Purchase of Ordinary Shares	6,982	9.8638	05/25/2022
Purchase of Ordinary Shares	77,252	10.3657	05/25/2022
Purchase of Ordinary Shares	7,100	10.4996	05/25/2022
Purchase of Ordinary Shares	100,000	10.5428	05/26/2022
Purchase of Ordinary Shares	49,662	10.2325	05/31/2022
Purchase of Ordinary Shares	44,983	10.2082	06/01/2022
Purchase of Ordinary Shares	53,586	10.3050	06/01/2022
Purchase of Ordinary Shares	46,200	10.1358	06/02/2022
Purchase of Ordinary Shares	54,057	10.0161	06/03/2022
Purchase of Ordinary Shares	41,343	9.9466	06/06/2022
Purchase of Ordinary Shares	45,310	9.8630	06/07/2022
Purchase of Ordinary Shares	25,390	9.6749	06/08/2022
Purchase of Ordinary Shares	49,100	9.5985	06/08/2022
Purchase of Ordinary Shares	36,701	9.4168	06/09/2022
Purchase of Ordinary Shares	9,610	9.2407	06/10/2022
Purchase of Ordinary Shares	123,569	9.3170	06/10/2022
Purchase of Ordinary Shares	8,030	9.2064	06/13/2022
Purchase of Ordinary Shares	47,916	9.0984	06/13/2022
Purchase of Ordinary Shares	70,450	8.8672	06/16/2022
Purchase of Ordinary Shares	62,158	8.8955	06/17/2022
Purchase of Ordinary Shares	161,965	8.8616	08/23/2022
Purchase of Ordinary Shares	4,900	8.5896	08/24/2022
Purchase of Ordinary Shares	48,048	8.8720	08/25/2022